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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 42836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4TH FLOOR
(No. And Street)

GREENWICH, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE (203) 629-2181
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO
Title

DECEMBER 10, 2008

Notary Public
PHILIP H. BARTELS — MY COMMISSION EXPIRES: 11/30/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BCP SECURITIES, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENT OF

FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
BCP Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiaries as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of BCP Securities, LLC & Subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 27, 2009

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents		$ 8,739,805
Due from brokers		5,194,821
Securities owned, at fair value		2,315,010
Furniture, equipment and leasehold improvements	$ 881,439	
Less: accumulated depreciation and amortization	(510,799)	370,640
Security deposit and other assets		884,262
TOTAL ASSETS		$ 17,504,538

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses and other liabilities	$ 5,925,098
Securities sold, not yet purchased, at fair value	1,723,307
TOTAL LIABILITIES	7,648,405
Members' capital	9,856,133
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 17,504,538

The accompanying notes are an integral part of this consolidated financial statement.

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2008, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash due from this clearing broker.

The Company has two wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. (Spain) and BCP Securities Asia Pte Ltd. (Singapore), (the "Subsidiaries"). The Subsidiaries operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV"). The consolidated financial statements include the accounts of both the Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Securities owned or sold, but not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

The significant elimination entries between the Company and the consolidated subsidiaries dealt with:

- Corresponding investments in consolidated subsidiaries and shareholder's capital; and
- Management fees and the corresponding receivables and payables that the parent and the consolidated subsidiaries have on their respective books and records.

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 - Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 - Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation techniques - Equity securities: The Company values equity securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

Valuation techniques - US Government obligations: The Company values US Government obligations owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

Valuation techniques - Other Sovereign Government obligations: The fair value of other sovereign government obligations is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that has inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the obligations in terms of issuer, maturity and seniority. These obligations are generally categorized in Level 1 or 2 of the fair value hierarchy.

Valuation techniques - Corporate Bonds: The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy and, in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Valuation techniques – Foreign Municipality Bonds: The fair value of foreign municipality bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation techniques - Private Equity Funds: Investments in private equity funds is an investment the Company made in an affiliated private equity fund. The Company values these instruments at the net asset value as reported by the underlying funds in accordance with their respective agreements. The assets of the investments in portfolio funds consists principally of readily marketable securities, which are valued at quoted market prices. However, because the Company does not directly invest in the underlying securities of the investment funds, and due to restrictions of the transferability and timing of the withdrawals from portfolio funds, the amounts realized upon liquidation could differ from such reported values. Because the inputs from the private equity funds are largely unobservable, these investments are included in Level 3 of the fair value hierarchy.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2008. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 82,678	$ -	$ -	$ 82,678
US Treasury bills	2,831,989	-	-	2,831,989
Sovereign government bonds	431,900	-	-	431,900
Corporate bonds	-	1,632,169	-	1,632,169
Foreign municipality bonds	-	30,036	-	30,036
Investment in affiliated private equity fund	-	-	138,227	138,227
Total	$ 3,346,567	$ 1,662,205	$ 138,227	$5,146,999
% of Total	65.02%	32.29%	2.69%	100%

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

Liabilities	Level 1	Level 2	Level 3	Total
US Treasury notes	$(682,500)	$ -	$ -	$ (682,500)
Sovereign government bonds	(188,901)	-	-	(188,901)
Corporate Bonds	-	(851,906)	-	(851,906)
Total	$(871,401)	$(851,906)	$ -	$(1,723,307)
% of Total	50.57%	49.43%	0%	100%

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

Balance as of December 31, 2007	$ -
Investment in affiliated private equity fund	200,000
Unrealized gain (loss)	(61,773)
Balance as of December 31, 2008	$ 138,227

NOTE 4. INCOME TAXES

No provision for federal and state taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Subsidiaries do incur foreign taxes within the jurisdictions that they have operations and are reflected in the consolidated financial statements.

NOTE 5. PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2008 in the amount of approximately $634,129.

NOTE 6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2008, the Company had net capital of $4,161,117 and excess net capital of $3,880,517.

NOTE 7. COMMITMENTS

The Company's lease on its Greenwich, Connecticut office expired on October 1, 2006, at which time the Company entered into a new lease for office space in the same building. The new lease commenced on June 1, 2006 and expires on May 31, 2010. On August 30, 2007 they signed an agreement in which they took additional space in their Connecticut office. The Company also has a lease on an office in Miami, Florida. They signed a one year lease extension which commenced on January 1, 2009. Future minimum lease payments are as follows:

Year ending December 31,	CT Amount	Miami Amount	Total Amount
2009	$ 348,445	$ 27,672	$ 376,117
2010	145,815	-	145,815
	$ 494,260	$ 27,672	$ 521,932

NOTE 8. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.